UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G
                    Under The Securities Exchange Act Of 1934
                               (Amendment No.   )*

                                  Conolog Corp.
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                                (Name of Issuer)

                                  Common Stock
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                          (Title Class Of Securities)

                                   208254805
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                                 (CUSIP Number)

                            DKR Capital Partners LP
                             1281 East Main Street
                          Stamford, Connecticut 06902
                                 (203) 324-8400

                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                               February 14, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed:

  X Rule 13d-1(b)
    Rule 13d-1(c)
    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a Reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the act (however, see the notes).

CUSIP No. 208254805                 13G
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

DKR Capital Partners LP.

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, USA
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                5    SOLE VOTING POWER
 NUMBER OF                    0
  SHARES
BENEFICIALLY    ----------------------------------------------------------------
  OWNED BY     	6    SHARED VOTING POWER
   EACH             250,000 Warrants to Purchase 250,000 shares of
 REPORTING          common stock;
  PERSON            500,000 shares of common stock
   WITH


 NUMBER OF      ----------------------------------------------------------------
  SHARES        7    SOLE DISPOSITIVE POWER
BENEFICIALLY         0
 OWNED BY       ----------------------------------------------------------------
  PERSON        8    SHARED DISPOSITIVE POWER
   WITH              250,000 Warrants to Purchase 250,000 shares of
                     common stock;
                     500,000 shares of common stock
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

250,000 Warrants to Purchase 250,000 shares of common stock;
500,000 shares of common stock


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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99%
If the warrants were exerciseable, the filer would hold over 9.99% of the Common Stock upon exercise. Notwithstanding the fore- going, the warrants provide a limitation on the exercise of such warrants, such that the number of shares of Common Stock that may be acquired by the holder upon exercise of the warrants shall be limited to the extent necessary to ensure that following such exercise the total number of shares of Common Stock then beneficially owned by such holder does not exceed 9.99% of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such exercise) for the purposes of Section 13(d) of the Exchange Act.
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12  TYPE OF REPORTING PERSON*

IA

DKR Capital Partners L.P., a registered investment adviser with the SEC, is the managing general partner to DKR Oasis Management Company L.P. (DKROMC) and the investment manager to DKR SoundShore Strategic Holding Fund Ltd. DKROMC acts as the investment manager to DKR SoundShore Oasis Holding Fund Ltd.


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                     *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1.

      (A)   NAME OF ISSUER:
            Conolog Corp
      (B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
            5 Columbia Road
	    Somerville, NJ 08876
            USA

ITEM 2.

      (A)   NAME OF PERSON FILING:
            DKR Capital Partners L.P.
      (B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE:
            1281 East Main Street
            Stamford, CT 06902
      (C)   CITIZENSHIP:
            Delaware, USA
      (D)   TITLE OF CLASS OF SECURITIES:
            Common Stock
      (E)   CUSIP NUMBER:
            208254805


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), THE PERSON FILING IS:

a. Broker or Dealer registered under Section 15 of the Act,
b. Bank as defined in Section 3(a)(6) of the Act,
c. Insurance Company as defined in Section 3(a)(19) of the Act,
d. Investment Company registered under Section 8 of the Investment Company Act,
e. |X|INVESTMENT ADVISER REGISTERED UNDER SECTION 203 OF THE
   INVESTMENT ADVISERS ACT OF 1940
f. Employee Benefit Plan, or Endowment Fund,
g. Parent Holding Company or Control Person,
h. A saving association
i. A church plan that is excluded from the definition of an investment company
j. Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.     OWNERSHIP

      (A)   AMOUNT BENEFICIALLY OWNED:

In aggregate, DKR Capital Partners LP would beneficially own 750,000 shares of common stock of which 250,000 common shares would be received upon exercise of the warrants shares.

      (B)   PERCENT OF CLASS:
       9.99%
If the warrants were exerciseable, the filer would hold over 9.99% of the common stock upon exercise. Notwithstanding the fore-going, the warrants provide a limitation on the exercise of such warrants, such that the number of shares of common stock that may be acquired by the holder upon exercise of the warrants shall be limited to the extent necessary to ensure that following such exercise the total number of shares of common stock then beneficially owned by such holder does not exceed 9.99% of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of common stock issuable upon such exercise) for the purposes of Section 13(d) of the Exchange Act.

 (C)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:



 NUMBER OF      (I)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE
  SHARES              0
BENEFICIALLY
 OWNED BY       (II)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE
   EACH               250,000 Warrants to Purchase 250,000 shares
 REPORTING            of common stock;
  PERSON              500,000 shares of common stock
   WITH


 NUMBER OF      (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
  SHARES              0
BENEFICIALLY
 OWNED BY       (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
   EACH              250,000 Warrants to Purchase 250,000 shares
 REPORTING           of common stock;
  PERSON             500,000 shares of common stock
   WITH


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
DKR Oasis Management Company L.P. (DKROMC) acts as the Investment Manager to DKR SoundShore Oasis Holding Fund Ltd. As such, DKROMC has the right to receive or the power to direct the receipts of dividends from, or the proceeds from the sale of, such security. DKR Capital Partners L.P. is the managing General Partner to DKROMC and the investment manager to DKR SoundShore Strategic Holding Fund Ltd.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP
Not Applicable

ITEM 10. CERTIFICATION

THE FOLLOWING CERTIFICATION SHALL BE INCLUDED IF THE STATEMENT IS FILED PURSUANT TO RULE 13D-1(B):

BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED FOR THE PURPOSE OF AND DO NOT HAVE THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSES OR EFFECT.

SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Date: February 24, 2005

/s/ BRADFORD CASWELL